Exhibit 99.1

LJ INTERNATIONAL ANNOUNCES RECEIPT OF “GOING PRIVATE” PROPOSAL

HONG KONG, August 13, 2012 – LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that its Board of Directors has received a preliminary, non-binding proposal letter dated August 13, 2012 from Mr. Yu Chuan Yih, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and Urban Prosperity Holding Limited, an affiliate of FountainVest Partners, (“FountainVest”, together with Mr. Yih, the “Consortium Members”), to acquire all of the outstanding ordinary shares of the Company not currently owned by Mr. Yih at a proposed price of $2.00 per ordinary share, in cash, subject to certain conditions. Mr. Yih currently beneficially owns, in the aggregate, approximately 11% of the Company’s outstanding ordinary shares.

According to the proposal letter, the Consortium Members will form an acquisition vehicle for the purpose of pursuing the transaction and the acquisition is intended to be financed by equity capital from the Consortium Members (and, if applicable, debt financing). A copy of the proposal letter is attached hereto as Exhibit A.

The Board of Directors intends to form a special committee of disinterested directors to consider the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Potential risks and uncertainties include, but are not limited to, those relating to whether any definitive offer will be made, whether any agreement will be executed or whether this or any other transaction will be approved or consummated. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-

looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.	Fleishman-Hillard Inc.

Ringo Ng	E : ir@ljintl.com

Chief Financial Officer	T : 852-2530 0228

E : ir@ljintl.com